UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: July 8, 2019

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

Noah Holdings Provides Updates on Status of Certain Credit Funds Managed by Shanghai Gopher Asset Management

SHANGHAI, July 8, 2019 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on high net worth individuals, is making this announcement to provide an update on the status of certain credit funds managed by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher Asset Management”), a consolidated affiliated entity of Noah.

In the course of their investing activities, these credit funds provided supply chain financing involving third party companies related to Camsing International Holding Limited (“Camsing”), with a total principal amount of about RMB3.4 billion. The controlling shareholder of Camsing has recently been criminally detained by the Chinese police in connection with suspected fraudulent activity. As the fund manager of these funds, Shanghai Gopher Asset Management has initiated various legal actions and is committed to taking the best course of action to fulfill its obligations and to protect the interests of the investors of these funds.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the first quarter of 2019, Noah distributed RMB28.0 billion (US$4.2 billion) of financial products. Through Gopher Asset Management, the Company’s asset management business, Noah had assets under management of RMB171.1 billion (US$25.5 billion) as of March 31, 2019.

Noah’s wealth management business primarily distributes credit, private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,496 relationship managers across 313 service centers in 83 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 274,893 registered clients as of March 31, 2019. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other services including an online financial advisory platform and payment technology services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; any post-investment issues that arise with respect to financial products sold to its clients and the Company’s ability to effectively address any such issues, including its ability to obtain partial or full repayment of the financings extended by funds mentioned above; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; and its ability to stay abreast of market trends and technological advances. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Eva Ma

Tel: +86-21-8035-9221

ir@noahgroup.com